                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                           Texas Pacific Land Trust
                    ---------------------------------------
                                (Name of Issuer)


        Sub-Share Certificates in Certificates of Proprietary Interest
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    882610108
                      ----------------------------------
                                 (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                  Main Street,
                          Norwich, Vermont 05055-0850
                                 (802) 649-3633
                  ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 3, 1995
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement   X  .
                                                                        -----
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 882610108


- -------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455
- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of              Delaware
     Organization                         --------

     Number of Sub-Shares           (7)   Sole Voting Power
     Beneficially Owned                   -----------------
     by Each Reporting
     Person With                    (8)   Shared Voting Power
                                          -------------------
                                          310,100
                                    (9)   Sole Dispositive Power
                                          ----------------------

                                    (10)  Shared Dispositive Power
                                          ------------------------
                                          310,100

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,100
- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 10.1%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    2 of 9

                              CUSIP NO. 882610108

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of                Delaware
     Organization                           --------

     Number of Sub-Shares              (7)  Sole Voting Power
     Beneficially Owned                     -----------------
     by Each Reporting
     Person With                       (8)  Shared Voting Power
                                            -------------------
                                            310,100

                                       (9)  Sole Dispositive Power
                                            ----------------------

                                       (10) Shared Dispositive Power
                                            ------------------------
                                            310,100

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     310,100

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 10.1%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)   CO

- --------------------------------------------------------------------------------

                                    3 of 9

Item 1. Security and Issuer.
        --------------------

        This statement on Schedule 13D relates to Sub-Share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 ("Sub-Shares") of Texas Pacific Land Trust ("TPL"), a Texas Trust. The address of the principal executive office of TPL is 80 Broad Street, New York, New York 10004.

Item 2. Identity and Background.
        ------------------------

        (a), (b), (c) and (f). This statement on Schedule 13D is filed by Fund American Enterprises Holdings, Inc., a Delaware corporation ("FAEH"). FAEH is a financial services holding company principally engaged, through its main operating subsidiary, Source One Mortgage Services Corporation and its subsidiaries ("Source One"), in the business of mortgage banking. Source One is a wholly owned subsidiary of Fund American Enterprises, Inc. ("FAE"), which in turn is a wholly owned subsidiary of FAEH. FAEH also owns a portfolio of investment securities. The principle business and office address of FAEH (and
FAE) is The 1820 House, Main Street, Norwich, Vermont 05055-0850.

        The name, business address, present principle occupation or employment (and the name, principle business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of FAEH and FAE is set forth on Schedule I, attached hereto, and incorporated herein by reference.

        (d) and (e). Neither FAEH, FAE and to the best knowledge of FAEH and FAE, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                    4 of 9

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        White River Corporation ("WRC") transferred 310,100 Sub-Shares to FAE at $26.875 in partial satisfaction of indebtedness due to FAE. WRC was formerly a wholly owned subsidiary of FAEH.

Item 4. Purpose of Transaction.
        -----------------------

        FAEH is holding the Sub-Shares for investment purposes and has no present plans or proposals which relate to , or would result in, any of the actions described in Item 4(a) through 4(j).

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) FAEH owns all 310,100 Sub-Shares indirectly through FAE. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:

                                             Percentage of
                          Sub-Shares          Sub-Shares
                         Beneficially        Beneficially
           Person           Owned               Owned
           ------        ------------        -------------

           FAEH             310,100              10.1%

           FAE              310,100              10.1%


        (b) FAEH shares voting power and dispositive power with respect to its 310,100 Sub-Shares with FAE.
        (c)   None
        (d)   None
        (e)   Not Applicable


                                    5 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
- ----------------------------

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or to the best knowledge of FAEH or FAE, between any of the persons named in Item 2 and any other persons with respect to Sub-Shares of TPL.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------
        None.

                                    6 of 9

                                   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 13, 1995

                                  FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                  BY:  /S/
                                       -----------------------------------
                                  Name:   Michael S. Paquette
                                  Title:  Vice President and
                                            Controller


                                  FUND AMERICAN ENTERPRISES, INC.


                                  BY:  /S/
                                       -----------------------------------
                                  Name:   Terry L. Baxter
                                  Title:  President and Secretary

                                    7 of 9

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

        Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), and Fund American Enterprises, Inc. ("FAE") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person.
Each such person is a citizen of the United States of America.

                                                              Present
Name and                                               Principal Occupation
Business Address             Office                        or Employment
- ----------------             ------                    --------------------
FAEH

Dennis P. Beaulieu           Corporate Secretary       Corporate Secretary
Fund American Enterprises    of FAEH                   of FAEH
   Holdings, Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

John J. Byrne                Chairman of the Board,    Chairman of the Board,
Fund American Enterprises    President & Chief         President & Chief
   Holdings, Inc.            Executive Officer of      Executive Officer of
The 1820 House, Main Street  FAEH, Chairman of the     FAEH
Norwich  VT  05055-0850      Board of FAE

Howard L. Clark              Director                  Retired
200 Park Avenue, Suite 4501  of FAEH
New York  NY  10166

Howard L. Clark, Jr.         Director                  Vice Chairman of Lehman
Lehman Brothers Holdings     of FAEH                   Brothers Holdings Inc.
 Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran            Director                  President & Chief
Financial Security           of FAEH                   Executive Officer of
 Assurance                                             Financial Security
   Holdings, Ltd.                                      Assurance
350 Park Avenue                                        Holdings, Ltd.
New York  NY  10022


George J. Gillespie, III     Director                  Partner in Cravath,
Cravath, Swaine & Moore      of FAEH                   Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp               Executive Vice President  Executive Vice President
Fund American Enterprises    of FAEH, Director of      of FAEH
   Holdings, Inc.            FAEH and FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Gordon S. Macklin            Director                  Chairman of White River
8212 Burning Tree Road       of FAEH                   Corporation
Bethesda  MD 20817

                                    8 of 9

                      ----------------------------------


                                                                Present
Name and                                                 Principal Occupation
Business Address               Office                        or Employment
- ----------------               ------                   -----------------------
FAEH

Michael S. Paquette            Vice President &         Vice President &
Fund American Enterprises      Controller of FAEH,      Controller of FAEH
   Holdings, Inc.              Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                Senior Vice President &  Senior Vice President &
Fund American Enterprises      Chief Financial Officer  Chief Financial Officer
   Holdings, Inc.              of FAEH, Director of     of FAEH
The 1820 House, Main Street    FAE
Norwich  VT  05055-0850

Arthur Zankel                  Director                 Co-Managing Partner
First Manhattan Co.            of FAEH                  First Manhattan Co.
437 Madison Ave.
New York  NY 10022


FAE

Terry L. Baxter               President & Secretary     President & Secretary
Fund American Enterprises,    of FAE, Director of FAE   of FAE
   Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

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